             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 11-K

          ANNUAL REPORT PURSUANT TO SECTION 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

        For the Fiscal Year ended December 31, 1996

                       OWENS CORNING
                 SAVINGS AND SECURITY PLAN

                       OWENS CORNING
                 One Owens Corning Parkway
                    Toledo, Ohio  43659

                 Commission File No. 1-3660

-------------------------------------------------------------


                    REQUIRED INFORMATION

(a)  Financial Statements.

   1.   Report of Independent Public Accountants

   2. Statements of Net Assets Available for Benefits - as of December 31, 1996 and 1995

   3.   Statements  of  Changes  in  Net  Assets
          Available for Benefits -  for the years
          ended December 31, 1996 and 1995

   4.   Notes to Financial Statements

   5.   Supplemental Schedules:

         Schedule I - Item 27a - Schedule of Assets Held  for
                      Investment Purposes as of December 31, 1996

         Schedule  II  -  Item 27d - Schedule  of  Reportable
                      Transactions for the Year Ended December 31, 1996

(b)  Exhibit.

   Consent of Arthur Andersen LLP

In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         OWENS CORNING
                         SAVINGS AND SECURITY PLAN


                         By     /s/ Michael I. Miller
                           Michael I. Miller
                           Chairman, Investment Review Committee


                         Dated:  June 27, 1997

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator,
Owens Corning
Savings and Security Plan:

We have audited the accompanying statements of net assets available for benefits of the OWENS CORNING SAVINGS AND
SECURITY PLAN as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens Corning Savings and Security Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                   ARTHUR ANDERSEN LLP

Toledo, Ohio,
  May 15, 1997

                                       -1-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1996 AND 1995

                                                                         1 9 9 6


                                                      Supplemental Information By Fund
                                         ---------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                         ------------  -----------    ---------    ---------
ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                 $     6,099    $       -    $        -   $        -
    Owens Corning common stock,
      847,984 shares at $42.625 per
      share (cost $28,247,778)              36,145,318            -             -            -
    Investment in master trust
      collective funds                               -   10,256,273     2,906,768    7,058,817
  Accrued interest income                       53,864            -             -            -
  Due from Owens Corning(Note 1)               518,270       28,902         6,697       54,349
                                          ------------  -----------    ----------    ---------
    Total assets                          $ 36,723,551  $10,285,175    $2,913,465   $7,113,166
                                          ============  ===========    ==========   ==========
LIABILITIES (Notes 1 and 5):
  Accounts payable to brokers and others  $          -  $        -     $        -   $        -
                                          ------------  -----------    ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 5)                           36,723,551   10,285,175     2,913,465    7,113,166
                                          ------------  -----------    ----------   ----------
    Total liabilities and net assets
      available for benefits              $ 36,723,551  $10,285,175   $ 2,913,465   $7,113,166
                                          ============  ===========   ===========   ==========





        The accompanying notes are an integral part of these statements.

                                            -2-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1996 AND 1995
                                        (Continued)

                                                          1 9 9 6
                                              Supplemental Information By Fund
                                              ---------------------------------
                                                           Inter-
                                             Balanced     national
                                               Fund         Fund        Total
                                            ---------    ---------    ---------

ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                  $       -    $       -   $     6,099
    Owens Corning common stock, 847,984
      shares at $42.625 per share
      (cost $28,247,778)                            -            -    36,145,318
    Investment in master trust collective
      funds                                   733,823    1,034,137    21,989,818
  Accrued interest income                           -            -        53,864
  Due from Owens Corning (Note 1)               5,885        6,164       620,267
                                           ----------    ---------    ----------
    Total assets                           $  739,708   $1,040,301   $58,815,366
                                           ==========   ==========   ===========
LIABILITIES (Notes 1 and 5):
  Accounts payable to brokers and others   $        -   $        -   $         -
                                            ---------   ----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 5)                          $  739,708   $1,040,301   $58,815,366
                                           ----------   ----------   -----------
    Total liabilities and net assets
      available for benefits               $  739,708   $1,040,301   $58,815,366
                                           ==========   ==========   ===========




        The accompanying notes are an integral part of these statements.




                                            -3-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1996 AND 1995
                                        (Continued)

                                                                          1 9 9 5
                                                      Supplemental Information By Fund
                                           -----------------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                         ------------  -----------    ---------    ---------

Investments (Notes 1, 2, 3 and 4):
  Short-term investments                $     623,025   $        -    $        - $        -
  Owens Corning common stock,
    702,975 shares at $44.875 per
    share (cost $22,295,934)               31,546,003            -             -          -
  Investment in master trust collective
    funds                                           -    7,326,491     2,036,894  6,177,196
Accrued interest income                          647             -             -          -
Due from Owens Corning (Note 1)              544,755        75,086        22,066     55,222
                                        ------------  ------------  ------------  ---------
    Total assets                        $ 32,714,430  $  7,401,577  $  2,058,960 $6,232,418
                                        ============  ============  ============ ==========
LIABILITIES (Notes 1 and 5):
  Accounts payable to brokers
    and others                          $    639,642  $      4,831  $      1,442 $    4,121
                                        ------------  ------------  ------------ ----------

NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 5)                         32,074,788     7,396,746     2,057,518  6,228,297
                                        ------------  ------------  ------------ ----------
    Total liabilities and net assets
      available for benefits            $ 32,714,430  $  7,401,577  $  2,058,960 $6,232,418
                                        ============  ============  ============ ==========





        The accompanying notes are an integral part of these statements.





                                            -4-

                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                              AS OF DECEMBER 31, 1996 AND 1995
                                        (Continued)

                                                          1 9 9 5
                                              Supplemental Information By Fund
                                              ----------------------------------------
                                                            Inter-
                                              Balanced     national
                                                Fund         Fund        Total
                                              ---------    ---------    ---------

ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                  $         -  $         -   $  623,025
    Owens Corning common stock, 702,975
      shares at $44.875 per share
      (cost $22,295,934)                              -            -   31,546,003
    Investment in master trust collective
     funds                                      360,490      570,801   16,471,872
  Accrued interest income                             -            -          647
  Due from Owens Corning (Note 1)                12,095       14,528      723,752
                                            -----------   ----------   ----------
    Total assets                            $   372,585   $  585,329  $49,365,299
                                           ============   ==========  ===========
LIABILITIES (Notes 1 and 5):
  Accounts payable to brokers and others    $       293   $      468  $   650,797
                                           ------------   ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 5)                           $   372,292   $  584,861  $48,714,502
                                           ------------   ----------  -----------
    Total liabilities and net assets
      available for benefits                $   372,585   $  585,329  $49,365,299
                                           ============   ==========  ===========






        The accompanying notes are an integral part of these statements.

                                           -5-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                1 9 9 6
                                                      Supplemental Information By Fund
                                           ---------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                           ------------ ------------ ------------ ------------

INVESTMENT INCOME (Notes 2, 3, and 4):
  Interest                                 $  121,585   $        -    $       -   $        -
  Net interest in master trust
    investment income (loss)                        -    1,707,580      500,457      391,185
  Realized gain on disposition of
    investments                                75,849            -            -            -
  Unrealized appreciation
    (depreciation) of investment
    in Owens Corning common stock          (1,352,531)           -            -        -
                                           -----------  ----------    ------------ ---------
                                           (1,155,097)   1,707,580      500,457      391,185
                                           -----------  ----------    ------------ ---------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                              4,934,115    2,282,628      678,236    1,693,207
  Owens Corning                             4,165,303        9,026        4,828       45,710
                                           ----------   ----------    ------------ ---------
                                            9,099,418    2,291,654      683,064    1,738,917
                                           ----------   ----------    ------------ ---------
OTHER:
  Distributions to participants (Note 5)   (3,360,743)    (920,744)    (286,708)  (1,047,820)
  Election  of  redistribution among
    funds (Note  1)                           158,536      (89,072)      (7,999)    (166,556)
  Administrative expenses (Note 1)           (107,439)     (24,772)      (9,406)     (19,464)
  Rollovers and other                          14,088      (76,217)     (23,461)     (11,393)
                                           ----------    ---------    ---------    ---------
                                           (3,295,558)  (1,110,805)    (327,574)  (1,245,233)
                                           ----------   ----------     --------    ---------
    Net increase                            4,648,763    2,888,429      855,947      884,869
                                           ----------   ----------     --------   ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                        32,074,788    7,396,746    2,057,518    6,228,297
                                           ----------   ----------    ---------   ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $36,723,551  $10,285,175   $2,913,465   $7,113,166
                                           ==========  ===========   ==========   ==========




        The accompanying notes are an integral part of these statements.

                                          -6-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                        (Continued)

                                                          1 9 9 6
                                              Supplemental Information By Fund
                                           -------------------------------------------
                                                            Inter-
                                             Balanced     national
                                               Fund         Fund        Total
                                         ------------ ------------  -----------

INVESTMENT INCOME (Notes 2, 3, and 4):
  Interest                                 $        -   $        -    $ 121,585
  Net interest in master trust
    investment income (loss)                   75,458      127,667    2,802,347
  Realized gain on disposition of
    investments                                     -            -       75,849
  Unrealized appreciation (depreciation) of
    investment in Owens Corning common stock        -            -   (1,352,531)
                                           ----------    ---------   ----------
                                               75,458      127,667    1,647,250
                                           ----------    ---------   ----------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                                300,971      419,148   10,308,305
  Owens Corning                                 2,847        1,699    4,229,413
                                           ----------    ---------   ----------
                                              303,818      420,847   14,537,718
                                           ----------    ---------   ----------
OTHER:
  Distributions to participants (Note 5)      (85,374)    (113,288)  (5,814,677)
  Election of redistribution among
    funds (Note 1)                             76,547       28,544            -
  Administrative expenses (Note 1)             (1,794)      (2,515)    (165,390)
  Rollovers and other                          (1,239)      (5,815)    (104,037)
                                           ----------    ---------   ----------
                                              (11,860)     (93,074)  (6,084,104)
                                           ----------    ---------   ----------
    Net increase                              367,416      455,440   10,100,864
                                           ----------    ---------   ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                           372,292      584,861   48,714,502
                                           ----------    ---------   ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                              $  739,708   $1,040,301  $58,815,366
                                        ============ ============  ===========



        The accompanying notes are an integral part of these statements.

                                       -7-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                  1 9 9 5
                                                      Supplemental Information By Fund
                                           -----------------------------------------------------------
                                              Company      Managed      Indexed        Fixed
                                               Stock       Equity       Equity        Income
                                               Fund         Fund         Fund          Fund
                                         ------------ ------------ ------------ ------------

INVESTMENT INCOME (Notes 2, 3, and 4):
  Interest                               $    13,998   $         -   $        -   $        -
  Net interest in master trust
    investment income (loss)                       -     1,118,015      485,399      562,797
  Realized gain on disposition of
    investments                              105,409             -            -            -
  Unrealized appreciation (depreciation)
    of investment in Owens Corning
    common stock                           8,240,377             -            -            -
                                        ------------  ------------  -----------   ----------
                                           8,359,784     1,118,015      485,399      562,797
                                        ------------  ------------  -----------   ----------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                             4,552,962     2,107,032      450,693    1,645,528
  Owens Corning                            3,902,075             -            -            -
                                        ------------  ------------  -----------   ----------
                                           8,455,037     2,107,032      450,693    1,645,528
                                        ------------  ------------  -----------   ----------
OTHER:
  Distributions to participants (Note 5)  (2,387,229)     (676,740)    (197,526)    (881,878)
  Election of redistribution among funds
    (Note 1)                                (674,119)      (29,606)       95,354     496,324
  Administrative expenses (Note 1)          (147,924)      (31,478)      (10,241)    (27,132)
  Rollovers and other                       (517,829)            -             -       9,409
                                        ------------  ------------  ------------  ----------
                                          (3,727,101)     (737,824)     (112,413)   (403,277)
                                        ------------  ------------  ------------  ----------
    Net increase                          13,087,720     2,487,223       823,679   1,805,048
                                        ------------  ------------  ------------  ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                       18,987,068     4,909,523     1,233,839   4,423,249
                                        ------------  ------------  ------------  ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                           $ 32,074,788  $  7,396,746  $  2,057,518 $ 6,228,297
                                        ============  ============  ============ ===========



        The accompanying notes are an integral part of these statements.

                                           -8-
                                       OWENS CORNING
                                 SAVINGS AND SECURITY PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                       FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                                        (Continued)

                                                          1 9 9 5
                                              Supplemental Information By Fund
                                           --------------------------------------
                                                            Inter-
                                             Balanced     national
                                               Fund         Fund        Total
                                           ------------ ------------  -----------

INVESTMENT INCOME (Notes 2, 3, and 4):
  Interest                                 $         -   $        -   $    13,998
  Net interest in master trust
    investment income (loss)                    42,115       36,337     2,244,663
  Realized gain on disposition of
    investments                                      -            -       105,409
  Unrealized appreciation (depreciation)
    of investment in Owens Corning
    common stock                                     -            -     8,240,377
                                          ------------   ----------    ----------
                                                42,115       36,337    10,604,447
                                          ------------   ----------    ----------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                                 196,240      368,552     9,321,007
  Owens Corning                                      -            -     3,902,075
                                          ------------   ----------    ----------
                                               196,240      368,552    13,223,082
                                          ------------   ----------    ----------
OTHER:
  Distributions to participants (Note 5)       (27,312)     (48,766)   (4,219,451)
  Election of redistribution among
    funds (Note 1)                              77,746       34,301             -
  Administrative expenses (Note 1)              (1,459)      (2,553)     (220,787)
  Rollovers and other                                -            -      (508,420)
                                          ------------   ----------    ----------
                                                48,975      (17,018)   (4,948,658)
                                          ------------   ----------    ----------
    Net increase                               287,330      387,871    18,878,871
                                          ------------   ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                             84,962      196,990    29,835,631
                                          ------------   ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                             $    372,292   $  584,861   $48,714,502
                                          ============   ==========   ===========



        The accompanying notes are an integral part of these statements.

                                    -9-
                               OWENS CORNING
                         SAVINGS AND SECURITY PLAN

                       NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES

   Operations of the Plan
   ----------------------
   The Owens Corning Savings and Security Plan (the Plan) which was adopted effective January 1, 1990, benefits designated groups of employees of Owens Corning and certain subsidiaries (the Company). An eligible employee may elect to participate in the Plan on the first day of any month after employment commences by filing an election to participate by the 25th day of the preceding month.

   Administrative expenses of the Plan including professional fees, accounting fees and other administrative expenses are paid by the Plan or the Company at the discretion of the Company. The Plan paid all of administrative expenses in 1996 and 1995.

   The following descriptions of the Plan provide only general information.
   Participants  should refer to the Plan agreement for  a   more  complete
   description of the Plan provisions.

   Plan Contributions
   ------------------
   Participants may contribute up to 15% of their base pay. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the Plan's trustee, Citibank N.A., New York, (the Trustee) on a monthly basis.

   The Plan provides a retirement contribution equal to a specified percentage of eligible pay (which percentage varies by employee group) for participants who work at a plant or business unit where a defined benefit pension plan is not available.

   Effective January 1, 1996, the plan was amended to change the Company's matching contribution from 50% to 35% of participant contributions up to 10% of base salary for certain covered employee groups. Beginning with the 1996 plan year, the Company may, at its discretion, make an annual Profit Sharing Contribution to the plan on behalf of one or more covered employee groups. One-half of the Company's annual Profit Sharing Contribution, if any, will be invested exclusively in Company stock. The Company made a 1996 profit sharing contribution for approximately $220,000, included as due from Owens Corning in the financial statements.

   The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the tenth trading day of the month in which the contribution is to be made. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. No Company contributions in the form of shares of common stock were made in 1996 and 1995.

                                     -10-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

   Plan Investment Options
   -----------------------
   Each participant elects to have his contribution invested in 10% increments among the investment funds made available under the Plan. Currently, the following six investment funds are available to participants:

   Company Stock Fund
   ------------------
   Consists primarily of investments in Owens Corning common stock.

   Managed Equity Fund
   -------------------
   Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in domestic and foreign common stocks, but may also include securities convertible into common stocks and equity securities of a class different than common stock.

   Indexed Equity Fund
   -------------------
   Presently invested primarily in a group trust maintained by Wells Fargo Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard & Poors' Composite Index.

   Fixed Income Fund
   -----------------
   Presently invested primarily in the Pacific Investment Management Company (PIMCO) Low Duration Fund, which invests in a variety of short-term securities such as bonds, notes and debentures, having a maturity of no longer than three years.

   Balanced Fund
   -------------
   Presently invested primarily in the Dodge & Cox Balanced Fund, which invests in both debt and equity securities.

   International Fund
   ------------------
   Presently invested primarily in the Templeton Group Foreign Fund, which invests in stocks and debt securities of companies and governments outside the United States.

                                     -11-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

   The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the retirement contribution, for participants who work at a plant or business unit where a defined benefit pension plan is not available, are invested as participants direct among the plan's investment funds.

   Participants may change their investment options, contribution rate  and
   redistribute   their   account  balances  monthly.    Participants   may
   discontinue their contributions to the Plan at any time.

   The number of employees with a portion of their account invested in each fund at December 31, 1996, was as follows:

   Company    Managed     Indexed     Fixed                  Inter-
   Stock      Equity      Equity      Income    Balanced     national
   Fund       Fund        Fund        Fund      Fund         Fund
   -------    --------    -------     -------   --------     --------
   5,680       2,197      1,196       2,006       461         566

   Basis of Accounting
   -------------------
    The accompanying financial statements have been prepared on the accrual basis. Investments are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before year end but not yet distributed to the participants are included as a component of net assets available for benefits.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Future events could alter such estimates.


   Income Taxes
   ------------
             The Internal Revenue Service (IRS) has issued a determination letter dated March 27, 1996 stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.

                                     -12-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)



(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

    Proceedings in the Event of Plan Termination
    --------------------------------------------
    Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the plan accounts of each participant not previously vested would fully vest. Participants would, in accordance with the terms of the Plans, receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.


(2)  INVESTMENTS

    Investments of the Plan are held in the Owens Corning Savings
    Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are commingled for investment purposes.

    The Plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statements for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1996:

                                    -13-
                                 OWENS CORNING
                           SAVINGS AND SECURITY PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


 (2)  INVESTMENTS (Continued)

                            Shares/                 Current or
                           Contract                  Contract          Plan
                            Value         Cost         Value         Interest
                           ---------     ------     -----------      --------
ASSETS:

Investments-

Managed Equity Fund:
--------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust           $  184,025   $   184,025   $  184,025       .1351

Acorn Fund, Inc.                        54,222,893   75,738,126       .1351

Accrued interest and
  dividends                                                 742       .1348
                                                   ------------
                                                   $ 75,922,893
                                                   ------------
Indexed Equity Fund:
--------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust           $   65,026   $   65,026  $     65,026       .1422

Wells Fargo Bank, N.A.
  Index Equity Fund                    13,310,265    20,373,963       .1422

Accrued interest and
  dividends                                                 242       .1434
                                                    -----------
                                                    $20,439,231
                                                    -----------

                                     -14-
                                OWENS CORNING
                          SAVINGS AND SECURITY PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)

 (2)  INVESTMENTS (Continued)

                            Shares/                     Current or
                           Contract                      Contract       Plan
                             Value          Cost          Value       Interest
                           ----------     ----------   -----------   ---------

Fixed Income Fund:
------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust            $ 992,195      $  992,195    $  992,195     .1714

Pacific Investment
  Management Company                      39,767,114    40,194,977     .1714
    Low Duration Fund

Accrued interest and
  dividends                                                    453     .1722
                                                       -----------
                                                       $41,187,625
                                                       -----------
Balanced Fund
-------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust            $  42,120      $  42,120    $    42,120    .0890

Dodge & Cox Balanced
  Fund                                    7,225,661      8,199,708    .0890

Accrued interest and
  dividends                                                    144    .0903
                                                       -----------
                                                      $  8,241,972
                                                       -----------
International Fund
------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust            $  53,879      $  53,879   $     53,879    .1034


Templeton Foreign Fund                    9,189,728      9,947,581    .1034

Accrued interest and
  dividends                                                    195    .1031
                                                       -----------
                                                       $10,001,655
                                                       -----------

Net assets in Master Trust                            $155,793,376
                                                       ===========

                                         -15-
                                    OWENS CORNING
                              SAVINGS AND SECURITY PLAN

                            NOTES TO FINANCIAL STATEMENTS
                                     (Continued)



 (2)  INVESTMENTS (Continued)

                                          1996
                      Managed    Indexed        Fixed               Inter-
                       Equity     Equity       Income  Balanced    national
                        Fund        Fund        Fund     Fund        Fund      Total
                   ----------    ----------   ------  ----------- --------------------

INVESTMENT INCOME:

Interest            $  17,992    $   5,889   $  433,054 $   3,996   $  5,213    $  466,144
Dividends           1,091,874           11    2,165,279   326,261    388,748     3,972,173

Realized gain (loss)
  on disposition of
  investments       6,395,914      197,960       27,736    13,280          -     6,634,890

Change in unrealized
  appreciation
  (depreciation)
  of investments    5,983,269    3,452,952     (293,940)  598,795    899,812    10,640,888
                    ---------- -----------    ---------  --------    -------    ----------
                  $13,489,049   $3,656,812   $2,332,129  $942,332 $1,293,773   $21,714,095
                   ==========   ==========   ==========  ======== ==========    ==========
Plan interest           .1266        .1369        .1677     .0881      .0987
                   ==========   ==========   ==========  ======== ==========


                                      -16-
                                  OWENS CORNING
                            SAVINGS AND SECURITY PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



 (2)  INVESTMENTS (Continued)


                                             1995
                      Managed       Indexed        Fixed                  Inter-
                       Equity        Equity       Income    Balanced     national
                        Fund          Fund         Fund       Fund          Fund       Total
                   ----------    -------------  --------     --------     ----------  -----------

INVESTMENT INCOME:

Interest           $   16,316    $    4,477     $   72,623  $   2,788   $   4,080   $   100,284
Dividends           4,640,843           365       2,446,454   199,294     293,823     7,580,779

Realized gain (loss)
  on disposition of
  investments         511,398         8,103         (88,712)     (96)           -       430,693

Change in unrealized
  appreciation
  (depreciation)
  of investments    4,356,335     3,704,936       1,649,809  398,945       31,093    10,141,118
                   ----------    ----------     -----------  -------    ---------  ------------
                   $9,524,892    $3,717,881      $4,080,174 $600,931    $ 328,996   $18,252,874
                   ==========    ==========     =========== ========    =========  ============
Plan interest           .1174         .1306           .1379    .0701        .1104
                   ==========    ==========     =========== ========    =========

                            -17-
                        OWENS CORNING
                  SAVINGS AND SECURITY PLAN

                NOTES TO FINANCIAL STATEMENTS
                         (Continued)



 (2) INVESTMENTS (Continued)

 Investments are reported at quoted market value in all funds in 1996 and 1995. Changes in unrealized appreciation and depreciation are reflected as changes in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.


 (3)  CHANGE IN UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

  Unrealized   appreciation/depreciation,   equal    to    the
  difference  between  cost  and  quoted  market   value   of
  investments, is recognized in determining the value of each fund. The change in unrealized appreciation/depreciation during the years ended December 31, 1996 and 1995 is set
  forth  below.   The balances for the Managed  Equity  Fund,
  Indexed Equity Fund, Fixed Income Fund, Balanced Fund and International Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to
  the  Plan.   See  Note 2 for the Plan's  ownership  in  the
  commingled funds.

                                        -18-
                                    OWENS CORNING
                              SAVINGS AND SECURITY PLAN

                            NOTES TO FINANCIAL STATEMENTS
                                     (Continued)

(3) CHANGE IN UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS (Continued)
                                          1996

                     Company    Managed     Indexed     Fixed               Inter-
                      Stock      Equity      Equity     Income   Balanced   national
                       Fund       Fund        Fund       Fund      Fund       Fund
                  ------------------------------------------------------------------

Unrealized appreci-
 ation (depre
 ciation) at
 January 1, 1995   $1,009,692 $11,175,629  $ (94,192) $(928,005) $(23,694) $(173,051)

Change in unrealized
 appreciation
 (depreciation)
 during 1995        8,240,377   4,356,335  3,704,936  1,649,809   398,945     31,093
                  -----------  ----------  ---------  ---------  --------  ---------
Unrealized appreci-
  ation (depre-
  ciation) at
  December 31,
  1995            $ 9,250,069 $15,531,964 $3,610,744 $ 721,804   $375,251  $(141,958)

Change in
  appreciation
  (depreciation)
  during 1996      (1,352,531)  5,983,269  3,452,952 (293,940)    598,795    899,812
                  -----------  ----------  --------- --------    --------  ---------
Unrealized ap-
 preciation        $7,897,538 $21,515,233 $7,063,696 $427,864    $974,046  $ 757,854
 (depreciation)    ========== =========== ========== ========    ========  =========
 at December
 31, 1996


                               -19-
                           OWENS CORNING
                      SAVINGS AND SECURITY PLAN

                    NOTES TO FINANCIAL STATEMENTS
                            (Continued)

 (4)REALIZED GAINS/LOSSES

    Gains or losses are realized when investments are sold.

 (5)VESTING, FORFEITURES AND DISTRIBUTIONS

     Effective January 1, 1996 the plan was amended to provide a new vesting schedule whereby certain covered employee groups become 100% vested in Company contributions and earnings thereon after three years of completed service, however, affected employees with less than three years of service on the effective date will continue to vest at the rate of 20% per year until they reach three years of service at which time they will become 100% vested. Such amounts also become fully vested upon the participant attaining 65 years of age, termination of the participant's employment due to a permanent plant closing, retirement, disability or death, termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable upon attaining 65 years of age or death. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 60 days of termination with the Plan administrator.

     Participants may elect to withdraw all or any part of the value of their contributions excluding contributions designated as deferrals on a semi-annual basis. Withdrawals of deferrals may only be made prior to termination of employment upon proof of financial hardship deemed adequate by the Plan administrator. However, upon attainment of age 59-1/2 years, participants may elect to withdraw deferrals and earnings thereon. Participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the distribution. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees receiving distributions from the Plan was approximately $27,000 in 1996 and $24,000 in 1995.

     Participants may elect to receive their distributions from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 16,563 shares of stock valued at $629,000 in 1996 and 15,252 shares of stock valued at $521,000 in 1995.

     Participants' requests for cash withdrawals made prior to December 31, 1996, and subsequently paid were as follows:


             Company Stock Fund           $   90,718
             Managed Equity Fund              12,475
             Indexed Equity Fund               1,499
             Fixed Income Fund                13,577
             Balanced Fund                         -
             International Fund                1,031
                                          ----------
                                          $  119,300

                                          ==========

Participants'  requests  for  distributions  in  the  form  of
Company   stock   made  prior  to  December  31,   1996,   and
subsequently distributed were 1,189 shares of stock valued at $50,681.

                                      -20-
                                  OWENS CORNING
                            SAVING AND SECURITY PLAN

                         EIN: 34-4323452     PN: 014
                                                          SCHEDULE I

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996


   Identity of Issuer   Description of Investment  Current Cost      Value

   *Citibank, N.A.      6,099 shares of Liquid     $      6,099   $     6,099
                        Reserve Fund Commingled
                        Employee Benefit Trust

   *Owens Corning       847,984 shares of common   $ 28,247,778   $36,145,318
                        stock

   *Citibank, N.A.      Investment in master trust $ 17,841,108   $21,989,818
                        collective funds           ------------   -----------
                                                   $ 46,094,985   $58,141,235
                                                   ============   ===========




* Represents a party in interest

                                      -21-
                                  OWENS CORNING
                            SAVING AND SECURITY PLAN

                           EIN: 34-4323452     PN: 014
                                                           SCHEDULE II

                 Item 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                             Current
                                                                             Value at
                                         Trans-  Purchase    Sales      Cost of  Transaction    Net Gain/
 Party Involved   Description of Asset  actions   Price      Price        Asset    Date           (Loss)

 *Citibank, N.A.  Purchase of 9,933,190   78    $9,933,190  N/A         $9,933,190 $ 9,933,190   $     -
                  shares of Liquid Reserve
                  Fund Commingled Employee
                  Benefit Trust

 *Citibank, N.A.  Sale of 10,550,116      46    N/A         $10,550,116 $10,550,116 $ 10,550,116  $     -
                  Shares of Liquid Reserve
                  Fund Commingled Employee
                  Benefit Trust


 *Owens Corning   Purchase of 172,917     16    $6,949,816  N/A         $6,949,816  $  6,949,816  $     -
                  shares of Owens Corning
                  common stock.



 *Owens Corning   Sale of 11,345 shares    2    N/A         $   445,022 $  369,173  $445,022    $75,849
                  of Owens Corning Common
                  Stock